

October 10, 2012

Via E-Mail

Mr. Alan J. Sandler
Chief Financial Officer
Puradyn Filter Technologies, Inc.
2017 High Ridge Road
Boynton Beach, Florida 33426

> **Re:** **Puradyn Filter Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 001-11991**

Dear Mr. Sandler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011
Consolidated Statements of Cash Flows,
Consolidated Statements of Changes in Stockholders' Deficit
Note 8. Notes Payable to Stockholders and Capital Leases

1. We note from the Company's consolidated statements of cash flows and from the disclosure included in Note 8 that during 2011 and 2010, one of the Company's board members made loans to the Company and forgave $25,000 and $50,000 of these loans, respectively during the periods. We also note that the forgiven obligations were reclassified to additional paid in capital due to the related party nature. Please explain why your statement of changes in stockholders' equity for 2011 reflects the $25,000 of debt forgiven and reclassified to additional paid in capital but your statement of changes in stockholders' deficit for 2010 does not include a similar reclassification for the related

party obligation of $50,000 that was forgiven in 2010. Please advise or revise as appropriate.

Note 10. Commitments and Contingencies
Litigation, page F-15

2. We note from the disclosure included in Note 10 that the Company has litigation pending against Mr. Ford, its former chief executive officer, for non-payment of three promissory notes totaling $756,250 and related interest thereon. We also note your disclosure indicating that Mr. Ford has admitted under oath that he has no money to repay this debt, and has disposed of all but 6,000 shares of company stock collateralizing the promissory notes. Since it appears unlikely that the Company will collect these outstanding promissory notes, please explain in the notes to your financial statements how these notes have been reflected in your financial statements, including whether any allowance for the uncollectibility of the notes or write-off of the balances has been made in the current or prior periods.

3. In a related matter, we note from your report on Form 8-K dated August 22, 2012 that you reached a tentative settlement with your former chief executive officer on August 22, 2012 pursuant to which he agreed to transfer a total of 875,000 shares of your common stock to you, with 6,000 shares due within one week of the execution of a settlement agreement, 133,000 shares by December 31, 2012 and the balance at the rate of 184,000 shares per quarter beginning on March 1, 2013. Please tell us and explain in the notes to your financial statements in future filings how you plan to account for this settlement in your financial statements, including any gain or loss that will be recognized as a result of this transaction.

Note 11. Stock Options

4. We note from the disclosures included in Note 11 that certain disclosures required by ASC 718-10-50 have not been provided with respect to your stock-based compensation grants. For example, no disclosure has been provided of the grant date fair value of your stock based compensation grants or of the intrinsic value of options exercised during the period or of those outstanding and exercisable at the end of the period. Additionally, the notes to your financial statements should also be revised to disclose both the method and significant assumptions that were used to value your stock-based compensation grants during the periods presented in your statements of operations. Please ensure that the notes to your financial statements include all of the disclosures required by ASC 718-10-50-2, as applicable.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Six-months Ended June 30, 2012 Compared to the Six Months
Ended June 30, 2011, page 22

5. We note that the table reflecting your results of operations for the six months ended June 30, 2012 includes a realized gain on foreign currency of $146,255 during the period. However, we note no discussion regarding the nature and terms of the transaction that resulted in this gain in your discussion of results of operations for this period. Please revise your discussion of your results of operations for the six months ended June 30, 2012 to describe the nature and terms of the transaction that resulted in this gain and to explain how this gain was calculated or determined.

6. Also, we note that you have reflected this realized gain as both a component (i.e. reduction) of your net loss for the period and as an increase to your comprehensive loss for the period. Please note that items such as this which are being reclassified to net earnings for the period should not also be included as a component of the Company's comprehensive income or loss but rather should be reflected as a reclassification adjustment pursuant to the guidance in ASC 220-10-45. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please the undersigned with any other questions.

Linda Cvrkel

/s/ Linda Cvrkel

Branch Chief